UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Williams Pipeline Partners L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
96950K103
(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96950K103	Page	2	of	10

1.	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO
* The Williams Companies, Inc. may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	3	of	10

1.	NAMES OF REPORTING PERSONS Williams Pipeline GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* Williams Pipeline GP LLC, the sole general partner of Williams Pipeline Partners L.P., owns, beneficially and of record, 684,869 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Pipeline Partners L.P. Williams Pipeline GP LLC also owns 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	4	of	10

1.	NAMES OF REPORTING PERSONS Williams Partners Operating LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* Williams Partners Operating LLC may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	5	of	10

1.	NAMES OF REPORTING PERSONS Williams Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Williams Partners L.P. may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	6	of	10

1.	NAMES OF REPORTING PERSONS Williams Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* Williams Partners GP LLC may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	7	of	10

1.	NAMES OF REPORTING PERSONS Williams Energy Services, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* Williams Energy Services, LLC may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

Page	8	of	10
Introduction
     This Amendment No. 5 amends Item 4, Item 6 and Item 7 of the Schedule 13D originally filed by (i) The Williams Companies, Inc., a Delaware corporation (“Williams”), (ii) Williams Gas Pipeline Company, LLC, a Delaware limited liability company and (iii) Williams Pipeline GP LLC, a Delaware limited liability company (the “General Partner”), with the Securities and Exchange Commission (the “Commission”) on February 4, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 25, 2008 (“Amendment No. 1”), Amendment No. 2 filed on January 19, 2010 (“Amendment No. 2”), Amendment No. 3 filed on February 19, 2010 (“Amendment No. 3”) and Amendment No. 4 filed on May 5, 2010 (“Amendment No. 4”) . This statement on Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Williams Pipeline Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, shall remain unchanged.
Item 4. Purpose of Transaction
     The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:
     On May 24, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Williams Partners L.P. (“WPZ”), Williams Partners GP LLC, Williams Partners Operating LLC (“Operating Company”), WPZ Operating Company Merger Sub LLC (“Merger Sub”) and the General Partner. Pursuant to the Merger Agreement, Merger Sub, a direct wholly owned subsidiary of Operating Company, which is a direct wholly owned subsidiary of WPZ, will be merged with and into the Issuer, with the Issuer being the sole surviving entity and becoming an indirect wholly owned subsidiary of WPZ (the “Merger”). As a result of the Merger, each holder of Common Units, other than the General Partner, will receive 0.7584 of one common unit of WPZ in consideration for each Common Unit that such holder owns at the effective time of the Merger.
     The completion of the Merger is subject to customary closing conditions including, among other things, (i) approval by the affirmative vote of at least a majority of the outstanding Common Units other than Common Units held by WPZ and its affiliates, (ii) receipt of applicable regulatory approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the continued effectiveness of a registration statement on Form S-4 with respect to the issuance of the common units of WPZ in connection with the Merger.
     The Merger Agreement contains (i) customary representations and warranties of the Issuer and WPZ, and (ii) covenants of the Issuer and WPZ with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation on seeking regulatory approvals and access to each other’s information. The Issuer and the General Partner have also agreed not to (a) take any action to solicit, initiate, or knowingly encourage or knowingly facilitate the making of any takeover proposal or any inquiry with respect to a takeover proposal or engage in discussions or negotiations with any person with respect to a takeover proposal, (b) disclose any non-public information or afford access to properties, books or records to any person that has made or is considering making a takeover proposal or (c) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement relating to a takeover proposal. In addition, the Merger Agreement contains certain termination rights for both the Issuer, on one hand, and WPZ, on the other, under certain circumstances.

Page	9	of	10
     The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-33917) filed with the Commission on May 26, 2010, which exhibit is incorporated by reference in its entirety in this Item 4.
     The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, WPZ, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, WPZ, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Issuer and WPZ. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of the Issuer and WPZ make with the Commission.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference herein.
Item 7. Materials to Be Filed as Exhibits
     The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit I	Agreement and Plan of Merger dated as of May 24, 2010, by and among Williams Partners L.P., Williams Partners GP LLC, Williams Partners Operating LLC, WPZ Operating Company Merger Sub LLC, Williams Pipeline Partners L.P. and Williams Pipeline GP LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-33917) filed with the Commission on May 26, 2010 and incorporated herein in its entirety by reference).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2010

The Williams Companies, Inc.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President -- Midstream

Williams Pipeline GP LLC
By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Partners L.P.
By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Partners Operating LLC
By:	Williams Partners L.P., its managing member

By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Energy Services, LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President

Williams Partners GP LLC
By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer